Exhibit 99.1

ICON announces results of Annual General Meeting and changes to the Board of Directors

Dublin, Ireland, July 24, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today announced that all resolutions at the Annual General Meeting of the company (AGM) held on July 23, 2024 were duly passed by shareholders. ICON also confirmed that following the conclusion of the company's AGM, Joan Garahy retired as a non-executive director and announced that Anne Whitaker was appointed as a non-executive director.

Results of AGM
All resolutions, which had all been recommended by the Board, were duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 10, 2024 and are available on the ICON plc website.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD
1.1	To re-elect Mr. Ciaran Murray	74,830,625	73,506,766	1,308,834	15,025
1.2	To re-elect Dr. Steve Cutler	74,830,625	74,129,199	686,533	14,893
1.3	To re-elect Mr. Rónán Murphy	74,830,625	73,897,502	917,979	15,144
1.4	To re-elect Dr. John Climax	74,830,625	73,829,768	985,950	14,907
1.5	To re-elect Ms. Julie O’Neill	74,830,625	73,688,026	1,127,416	15,183
1.6	To re-elect Mr. Eugene McCague	74,830,625	69,968,433	3,715,604	1,146,588
1.7	To re-elect Dr. Linda Grais	74,830,625	74,242,529	573,982	14,114
2	To review the company’s affairs and consider the accounts and reports	74,830,625	74,552,361	74,298	203,966
3	To authorize the fixing of the auditors’ remuneration	74,830,625	71,307,735	3,507,660	15,230
4**	To authorize the company to allot shares	74,830,625	73,485,798	1,328,716	16,111
5**	To disapply the statutory pre-emption rights	74,830,625	74,520,746	281,266	28,613
6**	To disapply the statutory pre-emption rights for funding capital investment or acquisitions	74,830,625	73,507,644	1,294,211	28,770
7**	To authorize the company to make market purchases of shares	74,830,625	74,472,821	167,358	190,446
8**	To authorize the price range at which the company can reissue shares that it holds as treasury shares	74,830,625	74,545,941	262,022	22,662

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

Director changes
As previously announced in the ICON AGM Proxy Documentation dated June 10, 2024, Ms. Joan Garahy decided not to stand for re-election and she retired from the Board at the conclusion of the AGM.

Ms. Anne Whitaker was appointed to the Board following the AGM on July 23, 2024. “I am delighted to welcome Anne to the ICON Board," commented Mr. Ciaran Murray, ICON’s Chair. “Her extensive global pharmaceutical industry experience will be a valuable addition to the ICON Board.”

Ms. Whitaker is an experienced healthcare executive, advisor and director. She currently serves as managing partner of Anne Whitaker Group, LLC, a board and private equity advisory firm, CEO and Chair of the Board of Aerami Therapeutics, and as an operating partner of NewVale Capital, a private equity firm. Ms. Whitaker was previously CEO and director of Novoclem Therapeutics. Earlier in her career, Ms. Whitaker held senior executive leadership positions at Bausch Health, Sanofi, GlaxoSmithKline, and multiple CEO roles for private and public development-stage companies.
Ms. Whitaker serves as the Chair of QurAlis and as a non-executive director of Nykode Therapeutics, Trinity Life Sciences, Byrn Pharma and Bespak. She is a member of the Board of Trustees of the University of North Alabama. She previously served on the boards of Curio Digital Therapeutics, Ergomed plc, UDG Healthcare, Cree, Mallinckrodt, KNOW Bio, Novoclem Therapeutics, Vectura Group and Synta Pharmaceuticals. She holds a BSc in Chemistry and Business from the University of North Alabama.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 97 locations in 55 countries as at June 30, 2024. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

Contact: Kate Haven, Vice President, Investor Relations +1888 381 7923

ICON/ICLR-F